

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 14, 2008

Mr. Michael A. Latham
Chief Financial Officer
iShares Silver Trust
400 Howard Street
San Francisco, CA 94105

Re: **iShares Silver Trust**
         Form 10-KSB for the Fiscal Year Ended December 31, 2007
         File No. 1-32863

Dear. Mr. Latham:

        We have completed our review of your filing and do not, at this time, have any further comments.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief